Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption "Experts" and to the use in this Annual Report on Form-40-F of our report dated May 29, 2023 with respect to the consolidated statements of financial position of American Lithium Corp. as at February 28, 2023 and 2022, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

May 30, 2023